UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

HearUSA, Inc.
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
422360305
(CUSIP Number)

Suzanne Present c/o Marlin Sams Fund, L.P. 555 Madison Avenue New York, New York 10022 (212) 843-0542
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________________________ May 27, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422360305	SC 13D	Page 2 of 16

1	NAME OF REPORTING PERSON Marlin Sams Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 422360305	SC 13D	Page 3 of 16

1	NAME OF REPORTING PERSON William M. Sams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,212,628
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,212,628
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,212,628
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 422360305	SC 13D	Page 4 of 16

1	NAME OF REPORTING PERSON Suzanne Present
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 422360305	SC 13D	Page 5 of 16

1	NAME OF REPORTING PERSON Marlin Sams GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 422360305	SC 13D	Page 6 of 16

1	NAME OF REPORTING PERSON Gladwyne Marlin GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 422360305	SC 13D	Page 7 of 16

1	NAME OF REPORTING PERSON Michael Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 422360305	SC 13D	Page 8 of 16

1	NAME OF REPORTING PERSON Candice McCurdy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 422360305	SC 13D	Page 9 of 16

1	NAME OF REPORTING PERSON Chad McCurdy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 422360305	SC 13D	Page 10 of 16

This Amendment No. 3 to Schedule 13D is being filed to amend and supplement the Schedule 13D, dated March 11, 2009, as amended by Amendment No. 1, dated March 11, 2009, and Amendment No. 2, dated May 13, 2009, with respect to the common stock, par value $0.10 per share (the “Common Stock”), of HearUSA, Inc., a Delaware corporation (the “Company”).

Item 1.	Security and Issuer.

No material change.

Item 2.	Identity and Background.
This Item 2 is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by the following persons (collectively, the “Reporting Persons”):

1.	William M. Sams (“Sams”), an individual investor in the Partnership and a member of Marlin Sams General Partner (as defined below);

2.	Marlin Sams Fund, L.P., a Delaware limited partnership (the “Fund”);

3.	Marlin Sams GenPar, LLC, a Delaware limited liability company and the general partner of the Fund (the “Marlin Sams General Partner”);

4.	Gladwyne Marlin GenPar, LLC, a Delaware limited liability company and a member of the Marlin Sams General Partner (“Gladwyne”);

5.	Suzanne Present, a member of Gladwyne;

6.	Michael Solomon, a member of Gladwyne;

7.	Candice McCurdy, Sams’ daughter; and

CUSIP No. 422360305	SC 13D	Page 11 of 16

8.	Chad McCurdy, Candice McCurdy’s husband .

The principal business address for each of the Reporting Persons is c/o Marlin Sams Fund, L.P., 555 Madison Avenue, New York, New York 10022.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. Based on the relationships between and among the Reporting Persons set forth in this Item 2 and in Item 4, the Reporting Persons may be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns 1,212,628 shares of Common Stock, or 2.7% of the Company’s total number of shares of Common Stock outstanding, for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each Reporting Persons disclaims beneficial ownership of the shares of Common Stock other than the amounts reported on such Reporting Person’s cover page included herein.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

CUSIP No. 422360305	SC 13D	Page 12 of 16

Item 4.	Purpose of Transaction.

No material change.

Item 5.	Interest in Securities of the Issuer.

This Item 5 is hereby amended and restated in its entirety as follows:

(a), (b), (e)
The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 45,006,218 shares of Common Stock outstanding as of April 14, 2011, which is the total number of shares of Common Stock outstanding as of such date as reported by the Company in its Annual Report on Form 10-K/A filed with the SEC on April 20, 2011.

Following the transactions described in Item 5(c) below, the Reporting Persons, both individually and in the aggregate, have ceased to be the beneficial owner of more than 5% of the Common Stock.

CUSIP No. 422360305	SC 13D	Page 13 of 16

(c)
Except as set forth in this Item 5(c), Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in shares of Common Stock during the past 60 days. The dates upon which the Common Stock was purchased or sold, the number of shares of Common Stock purchased or sold and the price per share for all transactions in the shares of Common Stock in the past 60 days by Reporting Persons are set forth on the table below:

Marlin Sams Fund, L.P.
Trade Date	Common Stock	Price Per Share
05/27/2011	(500,000)	$0.4000

William M. Sams
Trade Date	Common Stock	Price Per Share
05/26/2011	812,628	*
05/31/2011	(675,000)	$0.3832
05/31/2011	(400,000)	$0.4200

* Shares acquired in connection with an in-kind distribution by a partnership in which Mr. Sams was a partner.

(d)
No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock of the Company owned by any member of the group.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1    Joint filing statement.

CUSIP No. 422360305	SC 13D	Page 14 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2011

MARLIN SAMS FUND, L.P.
By:	Marlin Sams Genpar, LLC Its general partner
By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

MARLIN SAMS GENPAR, LLC
By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

WILLIAM M. SAMS
/s/ William M. Sams

GLADWYNE MARLIN GENPAR, LLC
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

CUSIP No. 422360305	SC 13D	Page 15 of 16

SIGNATURE

SUZANNE PRESENT
/s/ Suzanne Present

MICHAEL SOLOMON
/s/ Michael Solomon

CANDICE MCCURDY
/s/ Candice McCurdy

CHAD MCCURDY
/s/ Chad McCurdy

CUSIP No. 422360305	SC 13D	Page 16 of 16

EXHIBIT 1
to SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: May 31, 2011

MARLIN SAMS FUND, L.P.

By:	Marlin Sams Genpar, LLC Its general partner

By:	Gladwyne Marlin GenPar, LLC A managing member

By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

MARLIN SAMS GENPAR, LLC

By:	Gladwyne Marlin GenPar, LLC A managing member

By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

WILLIAM M. SAMS

/s/ William M. Sams

GLADWYNE MARLIN GENPAR, LLC

By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

SUZANNE PRESENT

/s/ Suzanne Present

MICHAEL SOLOMON

/s/ Michael Solomon

CANDICE MCCURDY

/s/ Candice McCurdy

CHAD MCCURDY

/s/ Chad McCurdy